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12060937

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ANNUAL AUDITED REPORT
FORM X-17 A-5 A
PART III

SEC FILE NUMBER
8-68419

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Tysons Boulevard, Suite 1530
(No. and Street)

McLean (City) Virginia (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ivey 703-462-5605
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Capital Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



(Signature)

CEO

(Title)



7032644 (Notary Public) exp-11-30-2015
Ellen Toborowsky



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

Bluestone Capital Partners, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2011

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Bluestone Capital Partners, LLC

We have audited the accompanying statement of financial condition of Bluestone Capital Partners, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 11 and 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 2 to the financial statements, the accompanying financial statements and the supplementary information on page 11 have been restated.



Miami, Florida
April 13, 2012

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		**Restated**
CASH AND CASH EQUIVALENTS (NOTE 2)	$	452,677
ACCOUNTS RECEIVABLE (NOTES 2 AND 6)		234,178
CONTRIBUTION RECEIVABLE (NOTES 2 AND 6)		156,250
PREPAID EXPENSES AND OTHER ASSETS		26,693
PROPERTY AND EQUIPMENT (NOTE 4)		663,749
	$	1,533,547

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	652,058
LEASE COMMITMENT (NOTE 5)		
MEMBERS' EQUITY (NOTE 2)		881,489
	$	1,533,547

See accompanying notes.

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE		
Merger and acquisition fees	$	1,405,290
Interest income		692
Total revenue		1,405,982
EXPENSES		
Salaries		1,426,580
Bonus		458,808
Fringe expense		259,288
Marketing		214,359
Rent (Note 5)		204,238
Professional Fees		79,190
Dues and subscriptions		68,862
Depreciation and amortization (Note 4)		53,036
Travel		50,524
Meals and entertainment		41,539
Other general and administrative		152,346
Total expenses		3,008,770
NET LOSS	$(	1,602,788)

See accompanying notes.

BLUESTONE CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

		Restated
Members' equity as of December 31, 2010	$	765,527
Contributed capital (Notes 2 and 6)		1,718,750
Net loss	(	1,602,788)
Members' equity as of December 31, 2011	$	881,489

See accompanying notes.

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

		Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	1,602,788)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		53,036
Changes in operating assets and liabilities:		
Accounts receivable	(	225,563)
Prepaid expenses and other assets		77,174
Accounts payable and accrued liabilities		645,840
Total adjustments		550,487
Net cash used in operating activities	(	1,052,301)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(	708,361)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		1,562,500
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	198,162)
CASH AND CASH EQUIVALENTS - BEGINNING		650,839
CASH AND CASH EQUIVALENTS - ENDING	$	452,677

Supplemental Disclosure for Noncash Financing and Investing Activities:

At December 31, 2011, the Company had a capital contribution receivable from a member totaling $156,250.

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bluestone Capital Partners, LLC (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective May 7, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2011, management has no allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives of the property and equipment range from 3 to 7 years.

Revenue Recognition

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from three customers accounted for approximately 80% of total revenue for the year ended December 31, 2011.

Marketing

Marketing costs are charged to operations as incurred. For the year ended December 31, 2011, marketing expense totaled $214,359.

Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company's benefit plan expense is recognized in the year incurred. The Company's contributions to the Plan amounted to $38,741 for the year ended December 31, 2011 and is included in fringe expense in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. No provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns for years subsequent to 2008 remain subject to examination by the Internal Revenue Service.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. RESTATEMENT

Subsequent to issuance of its 2011 financial statements, the Company determined that certain amounts receivable at December 31, 2011, were incorrectly recorded as cash and cash equivalents. Correction of the error resulted in the Company reducing cash and equivalents $179,772, increasing accounts receivable $12,522, increasing contribution receivable $156,250, reducing members' equity $11,000, and increasing the net capital deficiency $179,772 as of December 31, 2011. The correction had no effect on the results of operations for the year ended December 31, 2011.

NOTE 3. NET CAPITAL REQUIREMENTS (RESTATED)

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2011, the Company's Net Capital was ($199,381) which was below the requirement by $242,852. The ratio of "Aggregate Indebtedness" to "Net Capital" was (3.27) to 1. This deficit was discovered on January 23, 2012 and corrected the same day with a capital contribution.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Equipment	$	25,724
Furniture and fixtures		206,568
Leasehold Improvements		485,827
		718,119
Less: accumulated depreciation and amortization	(	54,370)
	$	663,749

Depreciation and amortization expense amounted to $53,036 for the year ended December 31, 2011.

NOTE 5. LEASE COMMITMENT

In January 2011, the Company entered into a non-cancelable operating lease for an office facility in McLean, Virginia, beginning June 2011 and expiring September 2018.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2011 are as follows:

2012	$	216,000
2013		222,000
2014		227,000
2015		233,000
2016		239,000
Thereafter		412,000
	$	1,549,000

Rent expense for the office facility amounted to $112,139 for the year ended December 31, 2011.

NOTE 6. RELATED PARTY TRANSACTIONS

Transactions with Affiliate

In the normal course of business, the Company paid certain expenses on behalf of a company that is affiliated through common ownership. As of December 31, 2011, approximately $108,000 is due from the affiliated company for the expenses paid on its behalf. This amount is included in accounts receivable in the accompanying statement of financial condition.

Contributions (Restated)

During the year ended December 31, 2011, members made capital contributions totaling $1,718,750, of which $156,250 was receivable at year-end. In January 2012, the members made additional capital contributions amounting to $468,750 and the Company received the contribution receivable.

SUPPLEMENTARY INFORMATION

BLUESTONE CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17a-5, PART IIA FILING
DECEMBER 31, 2011

		Restated
CREDITS		
Members' equity	$	881,489
DEBITS		
Accounts receivable		234,178
Contribution receivable		156,250
Prepaid expenses and other assets		26,693
Property and equipment		663,749
Total debits		1,080,870
NET CAPITAL DEFICIENCY	(	199,381)
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $652,058		43,471
EXCESS NET CAPITAL DEFICIENCY	$ (	242,852)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL DEFICIENCY		(3.27) to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	652,058
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011		
Net capital deficiency as reported in Company's Part IIA (unaudited) Focus report	$ (	19,610)
Net audit adjustments (related to reduction of capital contributions)	(	11,000)
Increase in non-allowable assets (principally related to the contribution receivable)	(	168,771)
Net capital deficiency per above	$ (	199,381)

See independent auditors' report.

BLUESTONE CAPITAL PARTNERS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2011

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Bluestone Capital Partners, LLC

In planning and performing our audit of the financial statements of Bluestone Capital Partners, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined previously. We noted there was a deficiency in the financial reporting process that resulted in net capital being computed incorrectly and a net capital deficiency not being timely reported to FINRA. Additionally, there was a deficiency in internal control that resulted in certain receivables being recorded as cash and cash equivalents. Management is addressing these deficiencies by implementing additional review procedures over the calculation of net capital and the recording of cash and cash equivalents. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Bluestone Capital Partners, LLC as of and for the year ended December 31, 2011, and this report does not affect our report dated April 13, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives. As discussed in the preceding paragraph, we noted there were deficiencies in the financial reporting process and internal control that resulted in net capital being computed incorrectly, a net capital deficiency not being timely reported to FINRA, and the incorrect recording of certain recievables as cash and cash equivalents.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
April 13, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION


KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Bluestone Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Bluestone Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Bluestone Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bluestone Capital Partners, LLC's management is responsible for Bluestone Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a difference of $98;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
April 13, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068419 FINRA DEC
Bluestone Capital Partners LLC
1650 Tysons Blvd Suite 1530
McLean VA 22102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3512.80

B. Less payment made with SIPC-6 filed (exclude interest) (751.67)
10/18/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2761.13

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2761.13

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2761.13

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bluestone Capital Partners
(Name of Corporation, Partnership or other organization)

Mike Tuy
(Authorized Signature)

CFO
(Title)

Dated the 15 day of February, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,405,122
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 1,405,122
2e. General Assessment @ .0025	$ 3,512

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